John A. Good PHONE: (901) 543-5901 FAX: (888) 543-4644 E-MAIL: jgood@bassberry.com	The Tower at Peabody Place 100 Peabody Place, Suite 900 Memphis, TN 38103-3672 (901) 543-5900

April 27, 2012

Chad Eskildsen Staff Accountant U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

Re:	HMS Income Fund, Inc.

Registration Statement on Form N-2

Filed December 16, 2011

File No. 333-178548

Dear Mr. Eskildsen:

On behalf of HMS Income Fund, Inc. (the “Fund”) and in response to oral comments received from the accounting staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 29, 2012, via teleconference, relating to the Fund’s Registration Statement on Form N-2, as amended (File No. 333-178548) (the “Registration Statement”), we submit this letter containing the Fund’s responses to the Staff’s oral comments. For your convenience, we have set forth below the Staff’s comment followed by the Fund’s response in bold.

Comment 1: Please include the maturity date for each investment included in the table of investments on pages 2 and 78 of the prospectus.

Response 1: In response to the Staff’s comment, the Fund has revised the table of investments on pages 2 and 82 of the prospectus to include the maturity date of each investment.

Comment 2: Please revise the first sentence of the first complete risk factor included on page 32 to provide “Under generally accepted accounting principles….”

Response 2: In response to the Staff’s comment, the Fund has revised the first sentence of the first complete risk factor included on page 34 to provide as follows: “Under generally accepted accounting principles, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value, as determined by our board of directors.”

Comment 3: Please delete footnote number 1 on page F-3 or, in the alternative, specify which debt investments are income producing and which are not income producing.

bassberry.com

April 27, 2012

Response 3: In response to the Staff’s comment, the Fund has deleted footnote number 1 on the schedule of investments, set forth on page F-7.

Comment 4: Please include a footnote to the schedule of investments set forth on page F-3 to disclose the dollar amount of any income generated by the investments that provide for PIK.

Response 4: Please see the Fund’s December 31, 2011 financial statements. In response to the Staff’s comment, the Fund has revised the schedule of investments set forth on page F-7 to include footnote seven disclosing the dollar amount of income generated by the investments that provide for PIK.

Comment 5: Please delete the references to the Audit and Accounting Guide for Investment Companies issued by the American Institute of Certified Public Accountants (the “AICPA Guide”) contained in Note 2 on page F-4.

Response 5: In response to the Staff’s comment, the Fund has revised the first paragraph of Note 2 on page F-8 to delete the references to the American Institute of Certified Public Accountants (the “AICPA Guide”).

Comment 6: On page F-9, in discussing the valuation of portfolio investments, the Fund provides that the Fund “will use the value determined by the yield analysis as the fair market value for that security; however, because of the Company’s general intent to hold its loans to maturity, the fair value will not exceed the face amount of the debt security.” Please explain what would restrict a security from being valued at a premium.

Response 6: The Fund regularly monitors and reviews the valuations of investments in the portfolio. The Fund’s portfolio contains six lower middle market (LMM) debt investments, none of which contain prepayment penalties. The valuation of the LMM investments is based largely upon unobservable inputs, including the borrower’s credit quality, specific loan performance and market interest rates for the specific investment. Assuming an LMM borrower is outperforming underwriting expectations, a market participant would expect the borrower to most likely prepay or refinance the borrowing at a lower rate. Given this, we do not believe that a market participant would pay a premium for the LMM investments. Additionally, since it is the Fund’s intention to hold the LMM debt investments to repayment, we believe that if the Fund’s valuations of the debt securities were valued in excess of the face amount, it would be misleading to investors. Therefore, we do not believe that the fair value of the LMM investments should exceed the face amount of the investment. We believe that this valuation methodology is generally accepted and applied practice for this type of investment held by a business development corporation.

Comment 7: On page F-7, the majority of the investments in the Fund’s investment portfolio are classified as Level 2 investments. Please explain how this determination was made.

Response 7: Please see the disclosure on page F-14 of the Fund’s December 31, 2011 financial statements. The Fund’s portfolio is comprised of seventeen debt investments, including eleven over-the-counter debt securities valued at $11.9 million and six lower middle market (LMM) investments, valued at $4.5 million. The over-the-counter debt securities are valued based upon quoted prices for identical or similar assets in non-active markets. Given that they are valued based upon observable inputs, these investments are classified as Level 2 investments. The LMM debt investments are classified as Level 3 investments, because their valuation is based largely upon unobservable inputs. The unobservable inputs considered in the valuation of the LMM securities are disclosed in the audited financial statements included in the Registration Statement.

April 27, 2012

Comment 8: Please confirm that the estimates of expenses set forth in Item 27 on page C-2 are reasonable estimates of fees for an offering of this size.

Response 8: The Fund acknowledges the Staff’s comment. Based on the size of the offering, which is $1.5 billion, the Fund confirms that the maximum amount of expenses that could be incurred in connection with this offering, $22.5 million (or 1.5% of gross proceeds), is a reasonable estimate of expenses and consistent with the estimates of expenses by other issuers of public non-listed BDC and REIT securities.

Should you have any questions, please contact me via phone at (901) 543-5901 or via email at jgood@bassberry.com.

Sincerely,

/s/ John A. Good

John A. Good